

October 15, 2010

Via U.S. Mail and Facsimile

Robert N. Shuster
Chief Financial Officer
Independent Bank Corporation
230 West Main Street
Ionia, MI 48846

> **Re:** **Independent Bank Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 5, 2010**
> **File No. 333-169200**

Dear Mr. Shuster:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A filed October 5, 2010

Equity Line with Dutchess, page 6

1. We note your response to comment 7 in our letter dated September 27, 2010. Please revise to disclose why you chose the particular dollar amount of the equity line with Dutchess.

2. We note your response to comment 8 in our letter dated September 27, 2010. Please revise to disclose whether any fees and/or commissions are payable at the time of any put.

Risk Factors

General

3. We note your response to comment 10 in our letter dated September 27, 2010. Please provide us with written confirmation of Treasury's concurrence with your analysis prior to requesting acceleration of effectiveness of the registration statement.

We are registering the resale of 1,502,468 shares of common stock …, page 20

4. Based on your response to comment 14 in our letter dated September 27, 2010, it appears that you expect Dutchess to immediately resell all of the shares of IBC common stock issued to Dutchess under the investment agreement. Please revise this risk factor to clarify, if accurate, that Dutchess is currently expected to immediately resell all shares of common stock put to Dutchess under the investment agreement.

Selling Stockholder, page 29

5. We reissue comment 14 in our letter dated September 27, 2010.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3366 with any questions.

Sincerely,

Michael Seaman
Special Counsel

cc: Michael G. Wooldridge, Esq.
        Seth W. Ashby, Esq.
            Varnum LLP